Exhibit 99.1

Summary of 2023 Free Share (AGA) Plan

Free shares, or AGA (actions gratuites), may be granted by our executive board to our employees, employees of our subsidiaries and members of our executive board.

Administration. Pursuant to delegations granted at our general meeting of the shareholders, our executive board, upon recommendation of the compensation committee and with the approval of the supervisory board, determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their vesting period and, as the case may be, lock-up period within the limit determined by the shareholders.

Grant. Free shares are shares of Nanobiotix S.A. (the “Company”) that are granted for free to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Free shares may also be granted to members of our executive board. However, no free shares may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Vesting Period. The free shares granted under our free share plan will be definitively vested after a vesting period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free, but does not currently hold any shares) as set by our executive board. At the end of the vesting period, the beneficiary will be the owner of the shares. However, during the lock-up period (period starting at the end of the vesting period when the shares are definitively acquired and issued), as set by our executive board, if any, the shares may not be sold, transferred or pledged. The sum of the duration of the vesting and lock-up periods must be at least two years, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code.

The executive board may, in its sole discretion with the prior approval of the supervisory board, at any time during the holding period, decide to waive for a concerned beneficiary the holding period in respect of a sufficient number of free shares so that the concerned beneficiary can use the proceeds from the sale of such free shares to pay the taxes directly related to the final acquisition of the free shares granted to him or her; provided that under no circumstances shall this waiver result in an acquisition period and, where applicable, a holding period of less than two years.

Underlying shares. Our AGA are new ordinary shares of our Company that are issued upon vesting of the AGA. Until they are vested, the number of AGA to which each beneficiary has right can be adjusted, upwards or downwards, as a result of certain corporate transactions, such as rights issues.

Standard terms. Unless otherwise decided by our supervisory and executive boards, our AGA will be definitively issued following a vesting period at the end of which the beneficiary must be effectively present in our Company or its consolidated subsidiaries (subject to exceptions) (the “Continued Presence Condition”), and, as the case may be, subject to the completion of performance conditions that are assessed by our executive board. Failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA.

Unless otherwise decided by our supervisory and executive boards, in the event of disability or death of a beneficiary before the end of the acquisition period, the relevant AGA shall be definitely acquired at, respectively, the date of disability or the date of the request of allocation made by his or her beneficiary in the framework of the inheritance, provided that such request is made within six months from the date of death.

Change in control. In the event of a merger into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our Company to one or several third parties of a number of shares resulting in a change of control (a “Liquidity Event”), unless otherwise decided by the executive and supervisory board, all of the free shares shall be completely and definitely acquired as follows:

•
For French tax residents, (i) if the Liquidity Event occurs before or on the first anniversary date of the grant and (ii) if the change of control occurs after the first anniversary of grant, on the date of completion of the Liquidity Event, it being specified that, in both cases, the relevant free shares will then be subject to a holding period until the second anniversary of the grant.

•	For foreign tax residents:

o
if (i) the acquisition period as set forth in the letter informing the beneficiary of the allocation in his or her favor of free shares, as decided by the executive board (the “Allocation Notice”) is one year and (ii) the completion of the Liquidity Event occurs before the second anniversary of the grant: at the end of the acquisition period, it being specified that the holding period will apply in all events until the second anniversary of the grant; and

o	in the event the acquisition period as set forth in the Allocation Notice is two years and a holding period may or may not apply:

•
if the completion of the Liquidity Event occurs before the second anniversary of the grant: on the end of the acquisition period, it being specified that (a) the Continuous Presence Condition will be automatically waived on the date of completion of the Liquidity Event and (b) no holding period (if any) shall apply to the free shares thus acquired;

•	if the completion of the Liquidity Event occurs on or after the second anniversary of the grant: no holding period (if any) shall apply to the acquired free shares;

o	in the event the acquisition period as set forth in the Allocation Notice is longer than two years and a holding period may or may not apply:

•
if the completion of the Liquidity Event occurs before the second anniversary of the grant: at the second anniversary of the grant, it being specified that (a) the Continuous Presence Condition will be automatically waived on the date of completion of the Liquidity Event and (b) no holding period (if any) shall apply to the free shares thus acquired; and

•
if the Liquidity Event occurs on or after the second anniversary of the grant: on the earlier of (a) the end of the acquisition period and (b) the date of completion of the Liquidity Event (said date thus being the end of the acquisition period), provided that any applicable holding period will be waived; and provided, however, that, in situation (b), if the Liquidity Event would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder, and where Section 409A of the Code applies to such distribution, the beneficiary shall definitively acquire the free shares on the date of final acquisition decided by the executive board when it granted the concerned free shares as set forth in his or her Allocation Notice, subject to satisfaction of the Continued Presence Condition and, where applicable, performance conditions.